UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Mariner Health Care, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

698940103

(CUSIP Number)

Patrick H. Daugherty, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. |__|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.:698940103	Page 2 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Capital Management, L.P., a Delaware limited partnership 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	25,000 0 25,000 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(1)

14	TYPE OF REPORTING PERSON* PN

(1)	Based on a total of 20,000,000 shares of Common Stock outstanding on November 21, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

SCHEDULE 13D

CUSIP No.:698940103	Page 3 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Crusader Offshore Partners, L.P., a Bermuda limited parthership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	911,795 0 911,795 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(1)

14	TYPE OF REPORTING PERSON* PN

(1)	Based on a total of 20,000,000 shares of Common Stock outstanding on November 21, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

SCHEDULE 13D

CUSIP No.:698940103	Page 4 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Prospect Street High Income Portfolio Inc., a Maryland corporation 04-3028343

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	50,122 0 50,122 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(1)

14	TYPE OF REPORTING PERSON* CO

(1)	Based on a total of 20,000,000 shares of Common Stock outstanding on November 21, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

SCHEDULE 13D

CUSIP No.:698940103	Page 5 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Equity Focus Fund, L.P., a Delaware limited partnership 46-0491961

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	46,835 0 46,835 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(1)

14	TYPE OF REPORTING PERSON* PN

(1)	Based on a total of 20,000,000 shares of Common Stock outstanding on November 21, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

SCHEDULE 13D

CUSIP No.:698940103	Page 6 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KZH Pamco L.P., a Delaware limited partnership 06-1547760

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	93,670 0 93,670 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(1)

14	TYPE OF REPORTING PERSON* PN

(1)	Based on a total of 20,000,000 shares of Common Stock outstanding on November 21, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

SCHEDULE 13D

CUSIP No.:698940103	Page 7 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Patrick H. Daugherty

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 0 0 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(1)

14	TYPE OF REPORTING PERSON* IN

(1)	Based on a total of 20,000,000 shares of Common Stock outstanding on November 21, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

This amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on May 23, 2002. This Statement is being filed by Highland Capital Management, L.P., a Delaware limited partnership ("Highland Capital"), Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership ("Crusader"), Prospect Street High Income Portfolio, Inc., a Maryland corporation and closed end mutual fund registered under the Investment Company Act of 1940 ("Prospect"), Patrick H. Daugherty, a United States citizen ("Mr. Daugherty"), Highland Equity Focus Fund, L.P., a Delaware limited partnership ("Equity Focus Fund"), and KZH Pamco L.P., a Delaware Limited Partnership ("KZH Pamco") (all of the foregoing collectively, the "Filing Persons" and individually the "Filing Person"). Unless set forth below, all Items as previousy filed remain are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

Item 2. Identity and Background.

           Item 2 is amended to add the following:

           KZH Pamco L.P., a Delaware limited partnership ("KZH Pamco") is hereby added as a Filing Person The principal business of KZH Pamco is purchasing and holding securities for investment purposes. The principal business address and office of KZH Pamco is 13455 Noel Road Suite 1300, Dallas, TX 75240.

           Highland Equity Focus Fund, L.P., a Delaware limited partnership ("Equity Focus Fund") is hereby added as a Filing Person. The principal business of Equity Focus Fund is purchasing and holding securities for investment purposes. The principal business address and office of Equity Focus Fund is 13455 Noel Road Suite 1300, Dallas, TX 75240.

           The first paragraph of section (C) of Item 2 is deleted in its entirety and replaced with the following:

          This Statement is filed on behalf of a group consisting of Highland Capital, Crusader, Equity Focus Fund, KZH Pamco, Prospect and Mr. Daugherty. The general partner of Crusader, Equity Focus Fund, and KZH Pamco is Highland Capital. Highland Capital, as an investment adviser registered with the Securities and Exchange Commission, is the investment adviser for Prospect Crusader, Equity Focus Fund and KZH Pamco. The general partner of Highland Capital is Strand Advisors, Inc., a Delaware corporation ("Strand"). The directors and officers of Strand and Prospect are listed on Appendix 1 hereto. Mr. Daugherty is a portfolio manager and general counsel of Highland, and a director of the Issuer. In the aforementioned capacities, each of the foregoing may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the other members of the group.

           A copy of the agreement among the Filing Persons with respect to their joint filing of this Schedule is attached hereto as Exhibit 1.

           Appendix 1 to the original filing is replaced in its entirety with the revised Appendix 1 attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

          Item 3 is amended in its entirety by substituting the following:

          Commencing in March 1988 and to February 2002, Highland Capital, Crusader, KZH Pamco and Prospect have been acquiring in the ordinary course of business in secondary market transactions interests in bank loans (the "Loans") made to the Mariner Post-Acute Network, Inc. ("MPAN") and Mariner Health Group, Inc. ("MHG"), a wholly owned subsidiary of MPAN. Interests in the Loans were acquired with working capital of Highland Capital, Crusader and Prospect. On January 18, 2000, MPAN and MHG each filed voluntary petitions with the U.S. Bankruptcy Court for the District of Delaware to reorganize their respective capital structures under Chapter 11 of the US Bankruptcy Code. On November 30, 2001, the Debtors filed a Joint Plan of Reorganization and Disclosure Statement with the Bankruptcy Court. On December 14, 2001, and again on February 1, 2002, the Debtors filed Amended Joint Plans of Reorganization and Disclosure Statements. On April 3, 2002, the U.S. Bankruptcy Court for the District of Delaware entered an order approving the Debtors' Second Amended Joint Plan of Reorganization, dated February 1, 2002, as modified on March 25, 2002 for confirmation, under Chapter 11 of the Bankruptcy Code (as amended, the "Plan"). Pursuant to certain provisions of the Plan, upon the effective date of the Plan, MPAN would change its name to "Mariner Health Care, Inc." and all claims against both MPAN and MGH would be retired upon issuance of Common Stock, new notes and cash consideration. On May 13, 2002, the effective date of the Plan, MPAN and MHG emerged from the proceedings under Chapter 11 of the Bankruptcy Code pursuant to the terms of the Plan. Pursuant to the Plan and as of May 13, 2002, Highland Capital, Crusader, KZH Pamco and Prospect acquired an aggregate of 1,399,416 shares of Common Stock. In addition, Highland Capital acquired beneficial ownership of stock options to purchase 25,000 shares of Common Stock (the "Options"). The Options were granted under the Issuer's 2002 Stock Incentive Plan to Mr. Daugherty, a portfolio manager and general counsel for Highland Capital. Mr. Daugherty and Highland Capital have an understanding pursuant to which Mr. Daugherty holds the Options for the benefit of Highland Capital.

          On October 28, 2002, Highland Capital transferred 72,580 shares of common stock at $4.80 per share to Equity Focus Fund, Highland Capital's total equity ownership after the transfer are stock options to purchase 25,000 shares of common stock. Equity Focus Fund is the record owner of 72,580 shares of Mariner common stock. Equity Focus Fund paid for the transfer using funds from its working capital.

Item 5. Interest in Securities of the Issuer.

           Item 5 is amended in its entirety by substituting the following:

           (a)      Pursuant to the Plan, the outstanding pre-Chapter 11 Common Stock and preferred stock was canceled and, upon implementation of the Plan, the Issuer was to issue up to 20,000,000 shares of Common Stock to its creditors in accordance with the Plan provisions. Based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, there were 20,000,000 shares of Common Stock outstanding as of November 21, 2003.

           Pursuant to provisions of the Exchange Act and in accordance with that certain Joint Filing Agreement, entered into by and among Highland Capital, Crusader, Prospect, KZH Pamco, Equity Focus Fund and Mr. Daugherty dated as of November 25, 2003 (attached hereto as Exhibit 1 and incorporated herein by reference), each of Highland Capital, Crusader, Prospect, KZH Pamco, Equity Focus Fund, and Mr. Daugherty may be deemed to beneficially own 1,127,422 shares of Common Stock (which is approximately 5.6% of the shares of Common Stock outstanding on November 21, 2003).

(b)                                                   Sole      Shared          Sole         Shared
                                                     Voting     Voting      Dispositive     Dispositive
                                                     Power      Power          Power          Power
                                                ----------------------------------------------------------
Highland Capital Management, L.P.                    25,000      0               25,000      0
Highland Crusader Offshore Partners, L.P.           911,795      0              911,795      0
KZH Pamco L.P.                                       93,670      0               93,670      0
Prospect Street High Income Portfolio Inc.           50,122      0               50,122      0
Highland Equity Focus Fund, L.P.                     46,835      0               46,835      0
Patrick H. Daugherty (1)                                  0      0                    0      0

________________________
(1) Because of the relationships described herein, Mr. Daugherty may be deemed the indirect beneficial owner of all the shares described in the table above. Mr. Daugherty disclaims beneficial ownership of all such shares.

(c)	Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or to their knowledge, any of the persons listed on Schedule I hereto, during the past sixty days.

Crusader acquired 300,000 shares in the open market on the following dates and at the following prices:

                                               Trade Date     Shares Sold    Price

Highland Crusader Offshore Partners, L.P.       11/25/2002      25,000      $  6.75
Highland Crusader Offshore Partners, L.P.       11/26/2002      10,000      $  6.80
Highland Crusader Offshore Partners, L.P.       12/2/2002      225,000      $  7.32
Highland Crusader Offshore Partners, L.P.       12/4/2002       40,000      $  7.05

          On October 28, 2002, Highland Capital transferred 72,580 shares of common stock to Equity Focus Fund for $4.80 per share.

           On November 18, 2003, 106,000 shares were sold in the open market out of the following structures at a price of $13.7432:

Highland Crusader Offshore Partners, L.P.            87,672.00
Prospect Street High Income Portfolio Inc.            4,819.00
KZH Pamco L.P.                                        9,006.00
Highland Equity Focus Fund, L.P.                      4,503.00
                                                -----------------
Total                                              106,000.00

           On November 21, 2003, 500,000 shares were sold in the open market out of the following structures at a price of $12.10.

Highland Crusader Offshore Partners, L.P.           413,543.00
Prospect Street High Income Portfolio Inc.           22,732.00
KZH Pamco L.P.                                       42,483.00
Highland Equity Focus Fund, L.P.                     21,242.00
                                                -----------------
Total                                               500,000.00

Item 7. Material to be Filed as Exhibits.

           Exhibit 1.      Joint Filing Agreement, dated as of November 25, 2003, entered into by and among Highland Capital, Crusader, Prospect, KZH Pamco, Equity Focus Fund, and Mr. Daugherty.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 25, 2003

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

     By: /s/ James Dondero
     Name:       James Dondero
     Title:        President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By: Highland Capital Management, L.P., its general partner
By: Strand Advisors, Inc., its general partner

     By: /s/ James Dondero
     Name:       James Dondero
     Title:        President

HIGHLAND EQUITY FOCUS FUND, L.P.

By: Highland Capital Management, L.P., its general partner
By: Strand Advisors, Inc., its general partner

     By: /s/ James Dondero
     Name:       James Dondero
     Title:        President

KZH PAMCO L.P.

By: Highland Capital Management, L.P., its general partner
By: Strand Advisors, Inc., its general partner

     By: /s/ James Dondero
     Name:       James Dondero
     Title:        President

PROSPECT STREET HIGH INCOME PORTFOLIO INC.

     By: /s/ James Dondero
     Name:       James Dondero
     Title:        President

/s/ Patrick H. Daugherty
PATRICK H. DAUGHERTY

APPENDIX 1

           The name of each director and officer of Prospect Street High Income Portfolio, Inc. and Strand Advisors, Inc. is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240, unless otherwise noted. Each person is a citizen of the United States of America unless otherwise noted. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

                                                     Present Principal Occupation or Employment
               Name                                       and Business Address (if applicable)
-------------------------------------------        ------------------------------------------------

Prospect Street High Income Portfolio, Inc.

James Dondero, Director                             President
Mark Okada                                          Executive Vice President
R. Joseph Daugherty                                 Senior Vice President
M. Jason Blackburn                                  Secretary and Treasurer
Timothy Hui, Director                               Director of Learning Resources of the
                                                         Pennsylvania Biblical University, 48
                                                         Willow Green Drive, Churchville, PA 18966.
Scott Kavanaugh, Director                           Director, Executive at Provident Fund, One
                                                         Venture, Ste. 300, E. Irvine, CA 92618.
James Leary, Director                               Managing Director of Benefit Capital, 2006
                                                         Peakwood Drive, Garland, Texas 75044.

Bryan Ward, Director                               Special Projects Advisor and Information
                                                         Technology Consultant for Accenture,
                                                         3625 Rosedale, Dallas, Texas 75205.

Strand Advisors, Inc.

James Dondero, Director                             President
Mark Okada                                          Executive Vice President and Secretary